Exhibit 99

Pursuant to the instructions in Item 7 of Schedule 13G, the following table

lists the identity and Item 3 classification, if applicable, of each relevant

entity that beneficially owns shares of the security class being reported on

this Schedule 13G.

Entity   ITEM 3 Classification

FIAM LLC IA

Fidelity Institutional Asset Management Trust Company BK

Fidelity Management & Research Company LLC * IA

* Entity beneficially owns 5% or greater of the outstanding shares of the

security class being reported on this Schedule 13G.

Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer

of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the

predominant owners, directly or through trusts, of Series B voting common

shares of FMR LLC, representing 49% of the voting power of FMR LLC. The

Johnson family group and all other Series B shareholders have entered into a

shareholders' voting agreement under which all Series B voting common shares

will be voted in accordance with the majority vote of Series B voting common

shares. Accordingly, through their ownership of voting common shares and the

execution of the shareholders' voting agreement, members of the Johnson family

may be deemed, under the Investment Company Act of 1940, to form a controlling

group with respect to FMR LLC.

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and

affiliates, and other companies (collectively, the "FMR Reporters"). This

filing does not reflect securities, if any, beneficially owned by certain

other companies whose beneficial ownership of securities is disaggregated from

that of the FMR Reporters in accordance with Securities and Exchange

Commission Release No. 34-39538 (January 12, 1998).

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on February 11, 2025, agree and consent to the joint

filing on their behalf of this Schedule 13G in connection with their

beneficial ownership of the COMMON STOCK of ASTRIA THERAPEUTICS INC at

December 31, 2024.

FMR LLC

By /s/ Stephanie J. Brown

Stephanie J. Brown

Duly authorized under Power of Attorney effective as of January 3, 2023, by

and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown

Stephanie J. Brown

Duly authorized under Power of Attorney effective as of January 26, 2023, by

and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to

the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:

0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.